Mail Stop 4561

August 9, 2006

Robert Knight
President
Navitrak International Corporation
1190 Barrington Street, Suite 400
Halifax, Nova Scotia
CANADA B3H 2R4

> **Re: Navitrak International Corporation**
> **Amendment No. 3 to Form SB-2**
> **Filed on July 24, 2006**
> **File No. 333-130775**

Dear Mr. Knight:

     We have reviewed your filing and have the following comments. All references to prior comments relate to our letter dated June 9, 2006.

Risk Factors, page 7

1. In light of the revised disclosure relating to the severity of your liquidity position and your operating challenges, consider placing the risk factors relating to the company—where matters such as the auditors' going concern opinion, the company's negative cash flows, and the like are discussed—at the beginning of the risk factors section.

2. Please refer to prior comment 1. We note your response indicating that the ACOA loans were never in default with regard to the equity requirements but that "both loans were in default status during a portion of the year ended December 31, 2005 and during the three month period ended March 31, 2006 because the Company had failed to timely make certain payments when due." We further note that one loan was amended on May 18, 2006 and the other on June 8, 2006 to push the payment schedules forward to 2007 such that the loans are now in good standing. Because you defaulted on one or more installments on a debt since the end of your last fiscal year, disclosure of the default in Management's Discussion and Analysis is warranted. Please provide a materially complete discussion of the initial default status including any arrearages and discuss the steps taken by the company to renegotiate the loans. To the extent the amendments to the loans include terms less favorable to the company than under the initial loans, those terms should be discussed.

3. Additionally, it appears that risks relating to the liquidity difficulties you have historically experienced, including recent defaults on indebtedness, should be addressed in a prominently positioned risk factor. Consider whether these recent defaults warrant brief discussion in the risk factors such as one titled "We have had negative cash flows from operations . . ." on page 9.

4. Please tell us how the discovery of the error in computing your status under the financial covenants of the debt agreements is expected to impact your assessment of the effectiveness of the company's disclosure controls and procedures. To the extent you believe this error will affect management's ability to conclude that the company's disclosure controls and procedures are effective, it would appear that risk factor disclosure in the registration statement may be appropriate. Please advise.

Dependence on Key Management Employees, page 13

5. Please revise the subheading to state the risk associated with the company's reliance on key management employees. As currently drafted, the subheading appears to be a title rather than a description of a potential material risk to the company. In addition, we note that Mr. Strickland, Director of Business Development, resigned on May 18, 2006. Please tell us the reasons for his resignation. Further, because you previously indicated that your development depended in significant part on his efforts and that his loss could have a material adverse effect on your business, a discussion of his departure and the company's strategies for continuing the business appear to be warranted.

Security Ownership of Certain Beneficial Owners and Management, page 32

6. We note you have identified Cede & Co. as having a controlling ownership position in the company with holdings of 22.65 percent; however, Cede & Co. is the nominee name for The Depository Trust Company, a depositary that holds shares of record for banks, brokers and institutions. The disclosure required by Item 403 of Regulation S-B should identify beneficial holders of securities consistent with the determination of beneficial ownership rules in 13d-3 of the Exchange Act, not record holders. Please revise accordingly.

Navitrak International Corporation (Formerly Flashpoint International Inc. – Successor)

Audited Consolidated Financial Statements

7. With regard to the Consolidated Statements of Operations, Comprehensive Loss and Cash Flows presented on pages F3, F4 and F8, a black line should be inserted between the "Predecessor" and "Successor" columns to clearly identify the results derived from each entity.

Note 11 – Long Term Debt

8. We note that you have expanded your footnote disclosure to discuss subsequent events that occurred in May and June 2006. Tell us what consideration was given to dual-dating the Report of the Independent Registered Public Accounting Firm for those events. Revise accordingly.

Note 15 – Business Combinations

9. We have read your response to comment 4 of our letter dated June 9, 2006. Your response indicates that "the proprietary software was an unproven technology with no alternative use" but that "the value of such in-process research and development assets would have been nominal." Tell us how you considered the guidance provided by the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries" with regard to the valuation of this asset, including the approach utilized and your consideration of the concepts of control and economic benefit, measurability and project substance and incompleteness in terms of the phase of a project's life cycle.

You may contact Tamara Tangen at 202-551-3458 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 604-687-6314
Ethan Minsky
Clark Wilson LLP